February 1, 2013

RE: Get cash now from your Apple REIT Eight, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Eight, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $3.50 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Eight, Inc. to decide if or when you get your money back. But this offer expires on March 23, 2013, so you must act soon.

Why take advantage of this opportunity today?

•
Apple REIT has decided not to offer you liquidity. Apple REIT Eight, Inc. said earlier last year it was “evaluating” a potential consolidated transaction and/or listing but then announced that it decided against offering such liquidity to shareholders, saying “the Company is under no obligation and has not set a timetable to take any of these actions.” Apple REIT Eight has an infinite life.  Sell today and ensure you get your money out from this security.

•
Extremely limited redemption program. The Company only redeemed 2% of the Shares of those Shareholders who requested redemption for October 2012.  Further Apple REIT Eight announced that it reduced its redemption program to 2% of outstanding Shares each year!

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Eight, Inc. confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. The Offer is at available at www.mackenziecapital.com/tenders/Apple8.pdf, at the SEC’s EDGAR website, at, and for free by calling us. If you choose to sell your Shares to us, please read and sign the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires March 23, 2013 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Eight, Inc. Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 400,000 Shares of common stock of Apple REIT Eight, Inc., at a price of $3.50 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at www.mackenziecapital.com/tenders/Apple8.pdf, at the SEC’s EDGAR website, and by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON MARCH 15, 2013, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.